Exhibit 99.1

Eco Wave Power Reports February 2026 Production Results at Jaffa Port, Achieving Record Output During 3-Meter Wave Conditions

Tel Aviv, Israel – (Newsfile Corp. – March 4, 2026) – Eco Wave Power Global AB (NASDAQ: WAVE) (“Eco Wave Power” or the “Company”), a global leader in onshore wave energy technology, today announced its wave energy production results for February 2026 at its EWP-EDF One pilot project located at Jaffa Port, Israel.

During February 2026, the system operated for approximately nine days under moderate wave conditions, with average daily wave heights ranging between 1 and 2 meters. During these operational days, the project generated approximately 2,000 kWh of clean, renewable electricity.

In addition to steady performance under moderate sea states, February marked a significant operational milestone for the Company. Eco Wave Power experienced its highest wave conditions recorded to date at the Jaffa Port site, with waves reaching approximately 3 meters in height.

During these higher wave conditions, the system achieved:

●	An average power production of approximately 20 kWh and

●	A peak production of 56.7 kW, representing the highest average and peak production levels recorded at the site to date.

These results demonstrate the system’s ability to both withstand and operate efficiently during elevated sea states, while capturing higher energy output when wave intensity increases.

Since the beginning of 2025, the EWP-EDF One system at Jaffa Port has maintained zero downtime, with stable operation recorded in wave conditions of 1 meter and above. The February performance further validates the resilience, safety mechanisms, and production scalability of Eco Wave Power’s proprietary onshore wave energy technology.

The EWP-EDF One installation at Jaffa Port is a pilot-scale demonstration array, consisting of a limited number of small-scale floaters, designed primarily to validate system durability, grid integration, and real-world production performance under varying marine conditions. The record outputs achieved during 3-meter wave events provide valuable data for the engineering and optimization of future commercial-scale projects.

Future commercial deployments are expected to utilize significantly larger floaters and a substantially greater number of units, which are anticipated to materially enhance energy capture and increase overall capacity factors compared to pilot-scale installations.

“February was an important month for us operationally,” said Inna Braverman, CEO and Founder of Eco Wave Power. “Not only did we continue stable production during moderate wave conditions, but we also experienced the highest waves recorded at our site to date. Achieving record average and peak power production during 3-meter wave events provides meaningful validation of our technology’s performance potential as we scale toward commercial projects.”

Eco Wave Power continues to systematically collect and analyze real-world operational data at Jaffa Port to optimize system performance and support its global project pipeline.

About Eco Wave Power Global AB (publ)

Eco Wave Power Global (NASDAQ: WAVE) is a pioneering onshore wave energy company that transforms the power of ocean and sea waves into clean, reliable, and cost-efficient electricity through its patented, intelligent technology.

With a mission to accelerate the global transition to renewable energy, Eco Wave Power developed and operates Israel’s first grid-connected wave energy power station, recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and co-funded by EDF Renewables IL. In the United States, the Company recently launched the first-ever onshore wave energy pilot station at the Port of Los Angeles, in collaboration with Shell Marine Renewable Energy.

Eco Wave Power is expanding rapidly worldwide, with upcoming projects in Portugal, Taiwan, and India, representing a robust project pipeline of 404.7 MW under development. The Company has received international recognition and support from organizations including the European Union Regional Development Fund, Innovate UK, and the EU Horizon 2020 program, and was honoured with the United Nations Global Climate Action Award.

Eco Wave Power’s American Depositary Shares (ADSs) are traded on the Nasdaq Capital Market under the ticker symbol “WAVE.”

For more information, please visit: www.ecowavepower.com

For press inquiries, please contact: info@ecowavepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it states that future commercial deployments of the EWP-EDF One system are expected to utilize significantly larger floaters and a substantially greater number of units, which are anticipated to materially enhance energy capture and increase overall capacity factors. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on March 3, 2025, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.